DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 www.dlapiper.com Steven D. Pidgeon Steven.Pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

April 29, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Suying Li
Lyn Shenk
Cara Wirth
Mara Ransom

Re:	Lionheart Acquisition Corp. II
Amendment No. 5 to Registration Statement on Form S-4
Filed April 22, 2022
File No. 333-260969

Ladies and Gentlemen:

On behalf of our client, Lionheart Acquisition Corp. II (“LCAP II” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated April 28, 2022 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 7 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 5 to Form S-4 Filed April 22, 2022

2022 The Income Approach (Discounted Cash Flow Analysis), page 200

1.
We note your response and amended disclosure in response to comment 2. Specifically, we note that in selecting companies within each of the three categories, you considered each company's size, but not market capitalization amounts. In selecting such companies, if you selected a different metric for considering size, please revise to state as much.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that in selecting companies within each of the three categories, the Company considered each company’s revenue growth, EBITDA growth, operating margin and EBITDA margin. The Company has revised the disclosure on page 200 of the Amended Registration Statement to more precisely reflect the specific metrics that were considered, which are set forth in the charts that follow.

Lionheart Acquisition Corporation II
Notes to Consolidated Financial Statements
Note 5. Related Party Transactions, page F-16

2.
We note your revised disclosure on page 249 in response to comment 3. As previously requested, please provide this disclosure in note 5 to the financial statements or tell us why it is not necessary to disclose the related party transactions with your general counsel in the footnote.

Company Response: The Staff’s comment is noted. In response to the Staff’s comment, the Company has included the requested disclosure in note 5 to the Company’s financial statements. We note that the correct disclosure was included in the Company’s Form 10-K/A, but the footnote was not properly ported to the Form S-4 Registration Statement due to printer error.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Steven Pidgeon at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com.

Very truly yours,

/s/ Steven Pidgeon

Steven Pidgeon

cc:	Ophir Sternberg, President and Chief Executive Officer, Lionheart Acquisition Corp. II